Exhibit 1

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars

Notes to the Consolidated Financial Statements

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Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Financial Position

Expressed in United States Dollars

	March 31, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 18)	6,228,675	4,682,221
Restricted cash (Note 10.5)	3,300,000	-
Accounts receivable, net (Note 18)	2,013,578	1,596,912
Biological assets (Note 3)	1,563,852	1,554,622
Inventory (Note 4)	4,643,513	4,769,776
Prepaid expenses and other assets	1,279,450	864,009
Notes receivable (Note 6.2)	8,109,318	7,189,635
Total current assets	27,138,386	20,657,175
Warrant asset (Note 13.1)	3,683,302	4,855,795
Other investments (Note 6.1)	1,730,736	1,810,363
Notes receivable (Notes 6.2)	2,689,281	2,613,969
Property and equipment (Note 8)	11,841,726	11,870,220
Intangible assets and goodwill (Note 9)	1,257,668	1,257,668
Deferred tax asset (Note 20)	303,778	250,620
TOTAL ASSETS	48,644,877	43,315,810
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,758,761	2,107,619
Current portion of lease liabilities (Note 7)	845,563	736,453
Current portion of long-term debt (Note 10)	1,155,549	227,679
Current portion of convertible debentures (Note 11)	1,683,022	1,945,226
Current portion of business acquisition consideration payable (Note 5)	550,349	536,881
Derivative liability (Note 11.2)	7,316,954	12,504,175
Income tax payable	1,542,352	1,907,177
Total current liabilities	14,852,550	19,965,210
Lease liabilities, net of current portion (Note 7)	4,430,272	4,475,490
Long-term debt, net of current portion (Note 10)	6,759,824	1,001,681
Business acquisition consideration payable, net of current portion (Note 5)	1,637,826	1,693,540
Other non-current liabilities (Note 20)	479,421	269,883
TOTAL LIABILITIES	28,159,893	27,405,804
EQUITY
Share capital (Note 12)	41,359,728	38,499,491
Contributed surplus (Notes 13 and 14)	9,645,118	9,025,541
Accumulated other comprehensive loss	(118,095)	(125,930)
Accumulated deficit	(31,843,005)	(32,847,334)
Equity attributable to shareholders	19,043,746	14,551,768
Non-controlling interests (Note 23)	1,441,238	1,358,238
TOTAL EQUITY	20,484,984	15,910,006
TOTAL LIABILITIES AND EQUITY	48,644,877	43,315,810

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

Approved on behalf of the Board of Directors:
Signed “J. Obie Strickler”, Director	Signed “Ryan Kee”, Director

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

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Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Income (Loss)

Expressed in United States Dollars

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Revenue
Product sales	5,378,463	6,271,304
Service revenue	198,000	383,170
Total revenue	5,576,463	6,654,474
Cost of goods sold
Cost of finished cannabis inventory sold	(2,923,521)	(2,772,685)
Costs of service revenue	-	(100,069)
Gross profit, excluding fair value items	2,652,942	3,781,720
Realized fair value loss amounts in inventory sold	(519,165)	(927,479)
Unrealized fair value gain amounts on growth of biological assets	122,766	403,414
Gross profit	2,256,543	3,257,655
Expenses
Amortization of property and equipment (Note 8)	114,135	255,052
General and administrative (Note 19)	2,303,148	2,019,324
Share option and restricted stock unit expense	767,609	56,185
Total expenses	3,184,892	2,330,561
Income from operations	(928,349)	927,094
Other income and (expense)
Interest expense	(118,456)	(89,687)
Accretion expense	(220,133)	(381,663)
Other income	618,883	16,975
Interest income	388,460	99,298
Unrealized gain (loss) on derivative liability	2,843,248	(5,660,040)
Unrealized gain (loss) on warrants asset	(1,172,492)	1,292,848
Loss on equity investment in associate (Note 6.1)	(79,627)	-
Total other income (expense), net	2,259,883	(4,722,269)
Gain (loss) from operations before taxes	1,331,534	(3,795,175)
Income tax (Note 20)	(250,992)	(370,525)
Net income (loss)	1,080,542	(4,165,700)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	7,835	(2,740)
Total comprehensive income (loss)	1,088,377	(4,168,440)
Gain (loss) per share attributable to owners of the parent – basic	0.00	(0.02)
Weighted average shares outstanding – basic	227,188,817	183,184,310
Gain (loss) per share attributable to owners of the parent – diluted	(0.01)	0.01
Weighted average shares outstanding – diluted	249,235,841	214,046,728
Net income (loss) for the period attributable to:
Non-controlling interest	83,000	30,728
Shareholders	997,542	(4,196,428)
Net income (loss)	1,080,542	(4,165,700)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	83,000	30,728
Shareholders	1,005,377	(4,199,168)
Total comprehensive income (loss)	1,088,377	(4,168,440)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

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Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of subordinate voting shares (“SV Shares”)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$
Balance – December 31, 2024	222,446,113	38,499,491	9,025,541	(125,930)	(32,847,333)	1,358,238	15,910,007
Partial settlement of July Convertible Debentures for subordinate voting shares (Note 12.1)	4,505,625	2,705,443	-	-	-	-	2,705,443
Conversion of restricted stock units into subordinate voting shares (Note 12.3)	291,700	134,450	-	-	-	-	134,450
Conversion of stock options into subordinate voting shares (Note 12.2)	50,000	20,344	(13,578)	-	6,786	-	13,552
Stock options and restricted stock units’ expense	-	-	633,155	-	-	-	633,155
Currency translation	-	-	-	7,835	-	-	7,835
Net income (loss)	-	-	-	-	997,542	83,000	1,080,542
Balance – March 31, 2025	227,293,438	41,359,728	9,645,118	(118,095)	(31,843,005)	1,441,238	20,484,984

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – December 31, 2023	182,005,886	24,593,422	-	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345
Conversion of options to common shares (Note 12.4)	1,515,000	168,183	-	-	-	-	-	168,183
Partial settlement of July Convertible Debentures for common shares (Note 12.5)	1,122,833	546,606	-	-	-	-	-	546,606
Partial settlement of December Convertible Debentures for common shares (Note 12.6)	336,775	165,812	-	-	-	-	-	165,812
Exercise of warrants relating to December Convertible Debentures (Note 12.7)	1,679,124	310,658	-	-	-	-	-	310,658
Exercise of warrants relating to July Convertible Debentures (Note 12.7)	12,226,375	2,524,390	-	-	-	-	-	2,524,390
Shares issuable relating to warrant exercises for December Convertible Debentures (Note 12.8)	-	-	928,788	-	-	-	-	928,788
Shares issuable relating to warrant exercises for July Convertible Debentures (Note 12.8)	-	-	312,055	-	-	-	-	312,055
Shares issuable relating to warrant exercises for August Convertible Debentures (Note 12.8)	-	-	581,569	-	-	-	-	581,569
Acquisition of 43.48% of West New York (Note 23.2)	-	-	-	-	-	-	600,000	600,000
Stock options vesting expense	-	-	-	56,185	-	-	-	56,185
Currency translation loss	-	-	-	-	(2,740)	-	-	(2,740)
Net loss	-	-	-	-	-	(4,196,428)	30,728	(4,165,700)
Balance – March 31, 2024	198,885,993	28,309,071	1,822,412	8,242,482	(110,809)	(24,550,057)	1,644,052	15,357,151

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

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Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Cash Flow

Expressed in United States Dollars

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Operating activities
Net income (loss)	1,080,542	(4,165,700)
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	114,135	255,052
Amortization of property and equipment included in costs of inventory sold	448,661	439,632
Unrealized fair value gain amounts on growth of biological assets	(122,766)	(403,414)
Realized fair value loss amounts in inventory sold	519,165	927,479
Deferred income taxes	(53,161)	(93,251)
Share-based compensation	767,609	56,185
Accretion expense	220,133	381,663
Accrued interest	(383,504)	-
Loss on equity method investment in associate	79,627	-
Loss on disposal of property and equipment	26,715	2,177
Unrealized loss on fair value of derivative liability	1,172,493	5,660,040
Unrealized gain on warrants asset	(2,843,248)	(1,292,847)
Currency translation loss	7,835	(2,741)
Total adjustments for non-cash items in net income (loss)	1,034,236	1,764,275
Changes in non-cash working capital (Note 15)	(1,990,925)	(422,527)
Net cash provided by operating activities	(956,689)	1,341,748

Investing activities
Purchase of property and equipment and intangibles	(67,360)	(297,314)
Acquisition of Canopy Management and Golden Harvests	(43,289)	-
Cash advances and loans made to other parties	(611,491)	(2,947,998)
Net cash used in investing activities	(722,140)	(3,245,312)

Financing activities
Proceeds from long-term debt	7,000,000	-
Long-term debt issuance costs	(123,373)	-
Proceeds from warrants exercises	-	4,657,460
Proceeds from stock options exercises	13,552	168,183
Proceeds from sale of membership units of subsidiary	-	600,000
Repayment of long-term debt	(146,187)	(284,406)
Repayment of convertible debentures	(74,250)	(141,478)
Payments of lease principal	(144,459)	(447,690)
Net cash provided by (used in) financing activities	6,525,283	4,552,069

Change in cash and cash equivalents	4,846,454	2,648,505
Cash and cash equivalents, beginning	4,682,221	6,804,579
Cash and cash equivalents, ending	9,528,675	9,453,084

Supplemental cash flow disclosures (Note 16)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

1.1	Corporate Information

These unaudited condensed consolidated financial statements for the three months ended March 31, 2025, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Entity	Defined Term	Location	Purpose	Percentage Held
Grown Rogue International Inc.	The “Company”	Ontario	Canadian Parent Company	NA
Grown Rogue Unlimited, LLC	“GR Unlimited”	Oregon	U.S. Holding Company	100%
Grown Rogue Gardens, LLC	“GR Gardens”	Oregon	Operating Entity (Cultivation)	100%
GRU Properties, LLC	“GRU Properties”	Oregon	Property Management	100%
GRIP, LLC	“GRIP”	Oregon	Marketing/Branding	100%
Grown Rogue Distribution, LLC	“GR Distribution”	Oregon	Operating Entity (Distribution)	100%
Rogue EBC, LLC	“Rogue EBC”	Illinois	Operating Entity (Cultivation)	70%
Cannequality, LLC	“Cannequality”	Illinois	Licensing Company	70%*
Canopy Management, LLC	“Canopy”	Michigan	Holding Company	100%
Golden Harvests LLC	“Golden Harvests”	Michigan	Operating Entity (Cultivation)	80%
Grown Rogue Retail Ventures, LLC	“GR Retail”	Delaware	Holding Company	100%
Grown Rogue West New York, LLC	“West NY”	New Jersey	Holding Company (Retail)	44%**

*	The Company consolidated 70% of Rogue EBC’s business activity under International Financial Reporting Standards (“IFRS”) 11 – Joint Arrangements. Cannequality is wholly owned by Rogue EBC, in which Cannequality is the legal entity that holds the acquired cannabis license for Rogue EBC’s joint arrangement operations. When regulatory milestones are achieved, the Company plans to dissolve Cannequality.
**	The Company, through its subsidiary GR Retail invested $631, 250 in the equity of West NY. The Company received additional investments of $806,250 for the equity of West NY from various parties, including $500k from related parties to fund this investment in West NY. West NY is a lender to a retail business in New Jersey. See Notes 6.2.6 and 6.2.7.

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS AND DEFINED TERMS

2.1	Statement of Compliance

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

These unaudited condensed consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024.

The Board of Directors authorized the issuance of these unaudited condensed consolidated financial statements on May 13, 2025.

The principal accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements are set forth below.

2.1.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these unaudited condensed consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.1.3	Basis of Measurement

These unaudited condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.1.4	Change in Fiscal Year End

In January 2024, the Company’s board of directors approved a change in the Company’s fiscal year end from October 31 to December 31.

2.1.5	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These unaudited condensed consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

2.2	Adoption of New Accounting Pronouncements

Amendments to International Accounting Standards (“IAS 1”) - Presentation of Financial Statements

The amendment to IAS 1 – Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated March 31, 2025.

2.3	New Accounting Pronouncements

IFRS 18 – Presentation and Disclosure

IFRS 18 – Presentation and Disclosures in Financial Statements will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

3.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at Fair Value Less Costs to Sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the three months ended March 31, 2025 and March 31, 2024, are as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Beginning balance	1,554,622	1,723,342
Increase in biological assets due to capitalized costs	1,724,040	1,699,644
Change in FVLCTS due to biological transformation	122,766	403,414
Transferred to inventory upon harvest	(1,837,576)	(2,020,824)
Ending balance	1,563,852	1,805,576

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Estimated selling price per (pound)	$766	$797	$269,273	$298,399
Estimated stage of growth	48%	52%	$224,462	$252,151
Estimated flower yield per harvest (pound)	3,623	3,332	$224,462	$252,151

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

4.	INVENTORY

The Company’s inventory composition is as follows:

	March 31, 2025	December 31, 2024
	$	$
Raw materials	599,205	340,917
Work in process	3,005,627	3,276,301
Finished goods	1,038,681	1,152,558
Ending balance	4,643,513	4,769,776

The cost of inventories, excluding changes in fair value, are included in cost of goods sold for the three months ended March 31, 2025, was $2,923,521 (For the three months ended March 31, 2024 - $2,772,685).

5.	BUSINESS COMBINATIONS

The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Balance – December 31, 2023	360,000
Buyout of Canopy minority interest (Note 5.1)	780,000
Acquisition of an additional 20% membership units in Golden Harvest (Note 5.2)	1,134,953
Canopy buyout payments (Note 5.1)	(271,438)
Golden Harvests 20% acquisition payments (Note 5.2)	(530,000)
Accretion	756,906
Balance – December 31, 2024	2,230,421
Canopy buyout payments (Note 5.1)	(43,290)
Accretion	1,044
Balance – March 31, 2025	2,188,175
Current portion	550,349
Non-current portion	1,637,826

5.1	Canopy Buyout

On April 24, 2024, the Company acquired the 13% non-controlling interest in Canopy, after which the Company owned a 100% interest in Canopy, for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of these interim condensed consolidated financial statements included cash payments of $533,899.

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

5.2	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued to the seller. Consideration remaining to be paid at the date of these unaudited condensed consolidated financial statements included cash payments of $360,000.

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 (the Initial Purchase Price or “IPP”) plus true-up amounts (the Additional Purchase Price or “APP”). The IPP is to be paid for in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. IPP remaining to be paid at the date of these interim condensed consolidated financial statements included cash payments of $2,000,000. The IPP was recorded at its fair value at the date of inception of $1,134,952.

The APP is calculated on a distribution equivalent basis whereby the seller receives a true-up payment pro-rata based on the proportion of remaining IPP balance at the time of the distribution payment made to the Company. If distribution equivalent amounts in any quarter are in excess of the minimum interest amounts, then no minimum interest amount is due. The distribution equivalent is reduced pro-rata in accordance with amounts paid down against sellers IPP.

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

6.	OTHER INVESTMENTS AND NOTES RECEIVABLE

6.1	Other Investments

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (“CRC”). On May 31, 2024, the Company executed the first option to acquire a 44% membership interest in ABCO. ABCO received licensing approval from the CRC and has an annual NJ cultivation license with local zoning, planning approvals and sufficient power supply.

The Company purchased the first option to acquire 44% of ABCO for total consideration of $1,257,142 paid via conversion of previously advanced amounts. The Company may exercise the second option to purchase an additional 26% membership interest in ABCO, pending regulatory approval, two years after operations commence. The purchase price for the second option is $722,858. The first option to acquire 44% of ABCO that was executed on May 31, 2024, in addition to the second option not yet exercised to acquire an additional 26% of ABCO, are classified as Other investments in the consolidated statements of financial position, and is accounted for under the equity method, which reflects the allocable portion of the investee’s profits and losses.

$
Other investments:
Balance – December 31, 2023	-
Additions due to purchase of first option to acquire 44% of ABCO	1,257,142
Purchase price for the second option to acquire an additional 26% of ABCO	722,858
Loss on equity investment in associate	(169,637)
Balance – December 31, 2024	1,810,363
Loss on equity investment in associate	(79,627)
Balance – March 31, 2025	1,730,736

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Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

6.2	Notes Receivable

Transactions related to the Company’s notes receivable for the three months ended March 31, 2025 and year ended December 31, 2024, include the following:

Movement in notes receivable	6.2.1	6.2.2	6.2.3	6.2.4	6.2.5	6.2.6	6.2.7	Total $
Balance – December 31, 2023	2,192,371	-	-	-	256,750	-	-	2,449,121
Advances	1,663,646	400,000	3,000,000	1,050,000	-	1,150,000	287,500	7,551,146
Accrued interest	591,124	41,508	110,980	25,958	9,667	95,639	4,872	879,748
Repayments	(484,161)	-	-	-	(266,417)	-	-	(750,578)
Gain on extinguishment	156,165	-	-	-	-	-	-	156,165
Extinguishment	(3,870,887)	-	-	-	-	-	-	(3,870,887)
Assignment	3,388,889	-	-	-	-	-	-	3,388,889
Balance – December 31, 2024	3,637,147	441,508	3,110,980	1,075,958	-	1,245,639	292,372	9,803,604
Advances	611,491	-	-	-	-	-	-	611,491
Accrued interest	211,690	17,753	78,749	39,375	-	28,750	7,187	383,504
Balance – March 31, 2025	4,460,328	459,261	3,189,729	1,115,333	-	1,274,389	299,559	10,798,599
Current portion	4,460,328	459,261	3,189,729	-	-	-	-	8,109,318
Non-current portion	-	-	-	1,115,333	-	1,274,389	299,559	2,689,281

6.2.1	ABCO $4M Drawdown Promissory Note (New Jersey Cultivation)

On October 3, 2023, GR Unlimited executed a promissory note with ABCO’s affiliate, Iron Flag LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and completed in the third quarter of 2024.

Pursuant to this promissory note, GR Unlimited was required to make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrued at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. During 2024, the Company advanced the full $4,000,000 agreed to under this promissory note.

On August 24, 2024, the Company entered into an agreement to assign this promissory note from Iron Flag, LLC to GR Unlimited such that the original note was deemed extinguished resulting in a gain on extinguishment of $156,165. Under the terms of the new note, interest on the outstanding principal borrowed shall accrue at a rate of 13.5% per annum to be paid currently as a monthly payment. An additional 5% interest shall accrue on the outstanding balance of all prior advances and deferred amounts until all of the advances have been fully paid. This debt modification was accounted for as an extinguishment under IFRS 9 – Financial Instruments, whereas the original instrument was derecognized and a new debt instrument recognized in its place.

On December 14, 2024, ABCO defaulted on paying the principal and interest payments on this promissory note resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts. As of the date of these unaudited condensed consolidated financial statements, ABCO remains in default on this note. The Company, however, expects to receive the principal and accrued interest on this promissory note and therefore has not impaired the note receivable. Payments on the note were delayed due to the delay in commencing operations and slower than expected sales growth. Management’s forecasts indicate that payments will commence during the second or third quarter of 2025 as ABCO reaches sell through capacity.

As at March 31, 2025, the outstanding balance of the debt instrument was $3,666,667 (December 31, 2024 - $3,055,175), and the accrued interest was $793,661 (December 31, 2024 - $581,972).

Pg 14 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

6.2.2	ABCO Bridge Note (New Jersey Cultivation)

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

As at March 31, 2025, ABCO was not considered in default of paying this note, and the outstanding balance of the promissory note was $400,000 (December 31, 2024 - $400,000) and the accrued interest was $59,261 (December 31, 2024 - $41,508).

6.2.3	ABCO Drawdown Promissory Note (New Jersey Cultivation)

On June 24, 2024, GR Unlimited executed a promissory note and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

As at March 31, 2025, ABCO was not in default of paying this note, and the outstanding balance of the promissory note was $3,000,000 (December 31 - $3,000,000) and the accrued interest was $189,729 (December 31, 2024 - $110,980).

6.2.4	ABCO Convertible Note (New Jersey Cultivation)

On October 17, 2024, GR Unlimited executed a convertible promissory note with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

As at March 31, 2025, ABCO was not in default of paying this note, and the outstanding balance of the convertible promissory note was $1,050,000 (December 31, 2024 - $1,050,000) and the accrued interest was $65,333 (December 31, 2024 - $25,958).

6.2.5	New Jersey Retail Promissory Note (New Jersey Retail)

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

The outstanding balance of the promissory note was fully paid during the year ended December 31, 2024.

Pg 15 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

6.2.6	First Nile Convertible Note (New Jersey Retail)

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC on April 4, 2024. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%.

As at March 31, 2025, the outstanding balance of the convertible promissory note was $1,150,000 (December 31, 2024 - $1,150,000), and the accrued interest was $124,389 (December 31, 2024 - $95,639).

6.2.7	Second Nile Convertible Note (New Jersey Retail)

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

As at March 31, 2025, the outstanding balance of the promissory note was $287,500 (December 31, 2024 - $287,500), and the accrued interest was $12,059 (December 31, 2024 - $4,872).

7.	LEASES

The following is a continuity schedule of lease liabilities.

	March 31, 2025	December 31, 2024
	$	$
Balance - beginning	5,211,943	2,898,058
Additions	208,351	3,495,249
Disposals	-	(206,615)
Interest expense on lease liabilities	102,254	312,684
Payments	(246,713)	(1,287,433)
Balance - ending	5,275,835	5,211,943
Current portion	845,563	736,453
Non-current portion	4,430,272	4,475,490

Set out below are undiscounted minimum future lease payments after March 31, 2025:

Total future minimum lease payments
($)
Less than one year	1,320,782
Between one and five years	6,001,667
Total minimum lease payments	7,322,449
Less amount representing interest	(2,046,614)
Present value of minimum lease payments	5,275,835

Pg 16 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Land	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$	$
Cost
Balance – December 31, 2023	16,283	918,340	-	9,064,402	6,606,517	16,605,542
Additions	-	51,800	1,533,793	991,237	3,495,249	6,072,079
Disposals	-	-	-	(22,474)	(689,237)	(711,711)
Balance – December 31, 2024	16,283	970,140	1,533,793	10,033,165	9,412,529	21,965,910
Additions	-	27,289	-	412,904	208,351	648,544
Transfers	-	399,615			(399,615)	-
Disposals	-	-	-	-	(93,236)	(93,236)
Balance – March 31, 2025	16,283	1,397,044	1,533,793	10,446,069	9,128,029	22,521,218
Accumulated Amortization
Balance – December 31, 2023	16,283	373,479	-	3,975,093	3,419,790	7,784,645
Amortization for the period	-	132,498	-	1,237,385	1,479,290	2,849,173
Disposals	-	-	-	(10,729)	(527,399)	(538,128)
Balance – December 31, 2024	16,283	505,977	-	5,201,749	4,371,681	10,095,690
Amortization for the period	-	36,142	-	349,516	264,665	650,323
Transfers	-	174,238	-	-	(174,238)	-
Disposals	-	-	-	-	(66,521)	(66,521)
Balance – March 31, 2025	16,283	716,357	-	5,551,265	4,395,587	10,679,492
Net Book Value	-
Balance – December 31, 2024	-	464,163	1,533,793	4,831,416	5,040,848	11,870,220
Balance – March 31, 2025	-	680,687	1,533,793	4,894,804	4,732,442	11,841,726

For the three months ended March 31, 2025, amortization capitalized into inventory was $536,188 (for the three months ended March 31, 2024 - $471,519) and expensed amortization was $114,135 (for the three months ended March 31, 2024 - $255,052).

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	March 31, 2025	December 31, 2024
	$	$
Balance – beginning	1,257,668	725,668
Additions – grower licenses	-	532,000
Balance – ending	1,257,668	1,257,668

Additions during the year ended December 31, 2024, resulted from the Company acquiring Illinois cultivation licenses in the amount of $532,000 for Rogue EBC’s joint arrangement.

Pg 17 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt for the three months ended March 31, 2025, and the year ended December 31, 2024, include the following:

Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	Total $
Balance – December 31, 2023	389,283	397,013	76,408		-	862,704
Additions to debt	-	-	-	1,285,000	-	1,285,000
Interest accretion	34,752	40,580	11,890	85,112	-	172,334
Debt and interest payments	(383,333)	(395,055)	(88,298)	(223,991)	-	(1,090,677)
Balance – December 31, 2024	40,702	42,538	-	1,146,121	-	1,229,361
Additions to debt	-	-	-	-	7,000,000	7,000,000
Unamortized debt financing costs***					(213,374)	(213,374)
Interest accretion	3,048	3,405	-	13,445	-	19,898
Debt payments	(43,750)	(45,943)	-	(30,819)	-	(120,512)
Balance – March 31, 2025	-	-	-	1,128,747	6,786,626	7,915,373
Current portion	-	-	-	139,448	1,016,101	1,155,549
Non-current portion	-	-	-	989,298	5,770,526	6,759,824

***	Long-term debt is net of unamortized financing costs of $213,374, of which $53,344, and 160,030 is included in current and non-current portions respectively.

Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	Total $
December 31, 2024	43,750	42,538	-	1,291,778	-	1,378,066
March 31, 2025	-	-	-	1,254,738	8,770,043	10,024,781
Current portion	-	-	-	214,655	1,634,473	1,849,128
Non-current portion	-	-	-	1,040,083	7,135,570	8,175,653

10.1	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note was for a principal amount of $250,000, interest was paid monthly at 10% per annum, and the maturity date was January 14, 2024. After the maturity date, additional interest payments were due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note was reported at amortized cost using an effective interest rate of approximately 33%. During the three months ended March 31, 2025 and March 31, 2024, the Company made principal and interest payments of $43,750 and $6,250, respectively. The note was fully settled during the three months ended March 31, 2025.

10.2	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest was paid monthly at 10% per annum, and the maturity date was January 27, 2024. After the maturity date, additional interest payments were due quarterly, at amounts that caused total interest paid over the life of the debt to equal $250,000. The note was reported at amortized cost using an effective interest rate of approximately 27%. During the three months ended March 31, 2025, and March 31, 2024, the Company made principal and interest payments of $45,943 and $6,250 respectively. The note was fully settled during the three months ended March 31, 2025.

Pg 18 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

10.3	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest was paid monthly at 10% per annum, and the maturity date was November 23, 2023. After the maturity date, additional interest payments were due quarterly, at amounts that caused total interest paid over the life of the debt to equal $125,000. The note was reported at amortized cost using an effective interest rate of approximately 27%. The note was fully settled during the year ended December 31, 2024.

10.4	Note Payable Owed by GRU Properties, LLC with Original Principal Amount of $1,285,000

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the three months ended March 31, 2025 and March 31, 2024, the Company made principal and interest payments of $30,819 and $26,073, respectively. As at March 31, 2025, the Company was in compliance with the debt covenants under the agreements for this mortgaged real property.

10.5	Western Alliance Credit Facility with Original Principal Amount of $7,000,000

On March 27, 2025, the Company closed a $7,000,000 credit facility with Bridge Bank, a division of Western Alliance Bank (“WAB”), which is a national, FDIC-insured commercial bank. The Company incurred financing costs of $213,374 in connection with closing the loan. The Company intends to use the loan proceeds to support existing growth initiatives, provide additional working capital, and refinancing a small amount of existing debt. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) the Secured Overnight Financing Rate (“SOFR”) plus 4.9% and b) 9.0% per annum. Based on the current SOFR rate of 4.3%, this implies a current interest rate of 9.2% per annum. The facility amortizes over a six-year period and there are no prepayment penalties. Interest will be paid on a monthly basis.

The obligations owing under the credit facility are secured by way of a general security agreement executed by the Company and its subsidiaries, in which the Company and its subsidiaries each granted the lender a security interest in the collateral pledged under the agreement. The collateral pledged includes all assets of the Company; this includes accounts, inventory, equipment, investments, and property, including trademarks and mortgaged real property located in Oregon, unless otherwise agreed to by the parties to the agreement. Pursuant to the credit agreement with WAB, the Company shall not permit the “Fixed Charge Coverage Ratio”1 to be less than 1.5 to 1.0 and shall not permit the “Leverage Ratio”2 to be more than 2.00 to 1.0, as of the last day of any fiscal quarter, commencing with the quarter ending December 31, 2024.

[1]	“Fixed Charge Coverage Ratio” means the ratio of (a) (i) EBITDA, minus (ii) cash taxes, minus (iii) Restricted Payments, minus (iv) maintenance capital expenditures, plus (v) operating lease expense to (b) the sum of (i) current maturities of principal of long term debt (including current maturities of capital leases), plus (ii) interest expense, plus (iii) operating lease expense, all determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied with those of the preceding fiscal year of the Company.
[2]	“Leverage Ratio” means the ratio of (a) the sum of funded debt plus income taxes payable as of the last day of any fiscal quarter commencing December 31, 2024, to (b) for the period of four fiscal quarters ending on such date, (i) EBITDA, minus (ii) restricted payments, all determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied with those of the preceding fiscal year of the Company.

Pg 19 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

Additionally, the Company shall not permit the aggregate balance of the Company’s deposit accounts with WAB as of the last day of any month to be less than (a) 70% of the balance of the loan at any time through December 31, 2027, or (b) 50% of the balance of the loan at any time thereafter.

In the unaudited condensed consolidated statements of financial position dated March 31, 2025, $3,300,000 of the credit facility proceeds were classified as restricted cash. Subsequent to the Consolidated Statements of Financial Position dated March 31, 2025, the $3,300,000 classified as restricted cash was released from escrow upon the remaining convertible debentures being converted in April 2025. Also see Subsequent Events. During the three months ended March 31, 2025, and March 31, 2024, the Company made no principal and interest payments. All financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As at March 31, 2025, $213,374 (March 31, 2024 - nil) of deferred financing costs remain unamortized, and the Company was in compliance with the debt covenants under the agreements for this credit facility.

11.	CONVERTIBLE DEBENTURES

Transactions relating to the Company’s convertible debentures for the three months ended March 31, 2025, and the year ended December 31, 2024, include the following:

	Note
Movement in convertible debt	11.1	11.2	Total
Balance – December 31, 2023	$251,113	$2,208,811	$2,459,924
Debt settlement through conversion of shares	(277,092)	(738,986)	(1,016,078)
Interest accretion	42,844	980,489	1,023,333
Debt and interest payments	(16,865)	(505,088)	(521,953)
Balance – December 31, 2024	-	$1,945,226	$1,945,226
Debt settlement through conversion of shares	-	(361,468)	(361,468)
Interest accretion	-	173,514	173,514
Debt payments	-	(74,250)	(74,250)
Balance – March 31, 2025	-	$1,683,022	$1,683,022
Current portion	-	$1,683,022	$1,683,022
Non-current portion	-	-	-

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022. (“December Convertible Debentures”). The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of Cadian dollars (“CAD”) $0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each purchaser’s Convertible Debenture investment (“December Warrants”). The December Warrants are exercisable for a period of three years from issuance into subordinate voting shares at an exercise price of $0.25 CAD per subordinate voting share. The Company has the right to accelerate the warrants if the closing share price of the subordinate voting shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

Pg 20 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, a total of 6,716,499 subordinate voting share purchase warrants were issued for 6,716,499 subordinate voting shares (Note 12.5).

The December Convertible Debentures were fully settled during the year ended December 31, 2024.

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured convertible debentures with an aggregate principal amount of $5,000,000 (“July Convertible Debentures”). The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into subordinate voting shares of the Company at a conversion price of CAD$0.24 per subordinate voting share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed (“July Warrants”). The July Warrants are exercisable for a period of three years from issuance into subordinate voting shares at an exercise price of CAD$0.28 per subordinate voting share. The Company has the right to accelerate the warrants if the closing share price of the subordinate voting shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 13,737,500 subordinate voting share purchase warrants were issued for 13,737,500 subordinate voting shares (Note 12.5).

During the three months ended March 31, 2025, purchasers of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $361,468 at CAD$0.28 per share into 4,505,625 subordinate voting shares. Also see Subsequent Events (Note 25.1).

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at March 31, 2025. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at March 31, 2025, was estimated to be $7,316,954 (December 31, 2024 - $12,504,175) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.57%
Expected life	2.28 years
Expected volatility	71.61%

11.2.1	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (“August Convertible Debentures”), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 subordinate voting purchase warrants (“August Warrants”). The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

Pg 21 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 2,816,250 purchase warrants were issued for 2,816,250 subordinate voting shares (Note 12.5).

During the year ended December 31, 2024, Purchasers of the August Convertible Debentures converted an aggregate total of convertible debenture principal of $328,000 at CAD$0.28 per share into 5,682,083 subordinate voting shares to fully settle the convertible debenture.

The August Convertible Debentures were fully settled during the year ended December 31, 2024.

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company was previously authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series. Effective June 24, 2024, the Company completed a share reorganization to redesignate its existing class of common shares without par value in the Company’s capital as SV Shares and created a new class of unlisted multiple voting shares (“MV Shares”). As of March 31, 2025, total SV Shares outstanding were 227,293,438, and total MV Shares outstanding were nil since all MV Shares were previously converted into SV Shares.

During the three months ended March 31, 2025, the following share transactions occurred:

12.1	4,505,625 Subordinate Voting Shares Issued to Partially Settle July Convertible Debentures

On January 3, 2025, the Company issued 4,505,625 subordinate voting shares with an aggregate fair value of $2,705,443, as a holder opted to convert their convertible debentures.

12.2	50,000 Subordinate Voting Shares Issued for Option Exercise

On January 7, 2025, the Company issued 50,000 subordinate voting shares with an aggregate fair value of $20,344, as a holder opted to convert their options.

12.3	291,700 Subordinate Voting Shares Issued for Restricted Stock Units

On January 1, 2025, the Company issued 291,700 subordinate voting shares with an aggregate fair value of $134,450, as holders opted to convert their options.

During the three months ended March 31, 2024, the following share transactions occurred:

12.4	1,515,000 Common Shares Issued for Option Exercise

On March 14, and March 20, 2024, the Company issued 15,000 common shares with an aggregate fair value of $1,665 and 1,500,000 common shares with an aggregate fair value of $166,518 respectively, as holders opted to convert their options.

12.5	1,122,833 Common Shares Issued to Settle December Convertible Debentures

On March 14, 2024, the Company issued 1,122,833 common shares with an aggregate fair value of $546,607, as a holder opted to convert their convertible debentures.

Pg 22 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

12.6	336,775 Common Shares Issued to Settle Convertible Debentures

On March 20, 2024, the Company issued 336,775 common shares with an aggregate fair value of $165,812, as a holder opted to convert their convertible debentures.

12.7	13,905,499 Common Shares Issued for Warrant Exercise

During March 2024, the Company issued 13,905,499 common shares for total proceeds of $2,835,045.

The Company issued 1,679,124 common shares for total proceeds of $310,658 relating to the December Convertible Debentures which had a warrant strike price of CAD$0.25 per share.

The Company also issued 12,226,375 common shares for total proceeds of $2,524,390 relating to the July Convertible Debentures which had a warrant strike price of CAD$0.28 per share.

12.8	Shares Issuable for Warrant Exercise

During March 2024, the Company received total proceeds of $1,822,412 for the issuance of 9,364,750 common shares relating to warrant exercises for convertible debentures.

Proceeds of $928,788 were received relating to the warrants for the December Convertible Debentures, $312,055 relating to the warrants for the July Convertible Debentures, and $581,569 relating to the warrants for the August Convertible Debentures for the issuance of 5,037,375, 1,511,125 and 2,816,250 common shares, respectively.

13.	WARRANTS

The following table summarizes the warrant activities for the three months ended March 31, 2025, and the year ended December 31, 2024:

	Number	Weighted Average Exercise Price (CAD$)
Balance – December 31, 2023	31,770,249	0.230
Conversion to common shares and SV Shares pursuant to the December Convertible Debentures	(6,716,499)	0.250
Conversion to common shares and SV Shares pursuant to the July Convertible Debentures	(13,737,500)	0.280
Conversion to common shares pursuant to the August Convertible Debentures	(2,816,250)	0.280
Forfeit and return of cancellation of warrants pursuant to termination of
Consulting Agreement with Vireo Growth Inc. (Note 13.2)	(4,500,000)	0.230
Balance – December 31, 2024, and March 31, 2025	4,000,000	0.225

As at March 31, 2025, and December 31, 2024, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	4,000,000	3.50	October 05, 2028
0.225	4,000,000	3.50

Pg 23 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

13.1	Vireo Growth Consulting Agreement

The Consulting Agreement with Vireo Growth was executed as of May 24, 2023, whereby GR Unlimited will support Vireo Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

As part of this strategic agreement, Vireo Growth was obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (U.S.$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the consulting agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 subordinate voting shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (U.S.$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s subordinate voting shares prior to the effective date of the consulting agreement.

On October 11, 2024, the Company announced the termination of the consulting agreement with Vireo Growth. As consideration for the early termination, Vireo Growth forfeited and returned for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that are held by Vireo Growth at a CAD$0.225 strike price. Additionally, Vireo Growth was required to pay the Company a termination fee of $800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of $250,000. Grown Rogue also received its full consulting fee for the work performed in Q3 2024 and retained its 10,000,000 warrants in Vireo Growth Inc. On October 18, 2024, the Company received the termination fee of $800,000 in cash in accordance with the Consulting Agreement.

The Company first measured and recognized the fair value of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Vireo Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value of the warrants ($1,232,253) issued and received was recorded to equity and Warrants Asset, respectively.

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at March 31, 2025, was estimated to be $3,683,302 (December 31, 2024 - $4,855,795), using the following assumptions:

Expected (strike) price	0.317
Risk-free interest rate	2.57%
Expected life	3.52 years
Expected volatility	123.98%

Pg 24 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

14.	STOCK OPTIONS AND RESTRICTED STOCK UNITS

14.1	Stock Options

The following table summarizes the stock option movements for the three months ended March 31, 2025, and the year ended December 31, 2024:

	Number	Exercise price (CAD$)
Balance – December 31, 2023	11,800,000	0.18
Granted to employees	4,945,000	0.84
Granted to employees	500,000	0.93
Granted to service providers	1,910,000	0.84
Options exercised into subordinate voting shares	(3,765,000)	0.15
Expiration of options	(25,000)	0.15
Balance – December 31, 2024	15,365,000	0.51
Granted to employees	2,030,000	0.87
Expiration of options	(50,000)	0.39
Options exercised into subordinate voting shares	(50,000)	0.39
Balance – March 31, 2025	17,295,000	0.55

14.1.1	Stock Options Granted

During the three months ended March 31, 2025, 2,030,000 options were granted to employees and service providers.

The fair value of the options granted during the three months ended March 31, 2025, was approximately $823,596 (CAD$1,182,124 which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	4.06 – 4.32%
Expected life	3.5 years
Expected volatility	86%

The vesting terms of options granted during the three months ended March 31, 2025, are set out in the table below:

Number granted	Vesting terms
30,000	33% in 12 months from grant date, 66.7% in 24 months from grant date
2,000,000	1,000,000 Options vest in equal portions each month for a period of 24 months from grant date, 500,000 Options vest in 24 months from the grant date and 500,000 Options vest in 36 months from grant date
2,030,000

Pg 25 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

The fair value of the options granted during the year ended December 31, 2024, was approximately $2,511,355 (CAD$3,609,144), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.78%
Expected life	3.02 years
Expected volatility	86%

The vesting terms of options granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
50,000	100% of the options vest on August 31, 2025
7,305,000	1/3 of the Options vest on each of December 31, 2024, 2025 and 2026
7,355,000

14.1.2	Stock Options Issued and Outstanding

As at March 31, 2025, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.30	1,000,000	1,000,000	0.08	April 2025
0.16	1,150,000	1,150,000	0.16	May 2025
0.15	85,000	85,000	0.60	November 2025
0.15	300,000	300,000	1.05	April 2026
0.15	4,475,000	4,475,000	1.78	January 2027
0.84	5,380,000	1,776,656	2.42	August 2027
0.30	400,000	166,666	2.46	September 2027
0.39	500,000	500,000	2.63	November 2027
0.84	75,000	24,999	3.42	August 2028
0.93	500,000	-	3.76	December 2028
0.84	1,400,000	466,666	4.42	August 2029
0.74	30,000	-	2.96	March 2028
0.87	2,000,000	83,333	3.84	February 2029
0.55	17,295,000	10,028,320	2.31

Pg 26 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

As at December 31, 2024, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.30	1,000,000	1,000,000	0.33	April 2025
0.16	1,150,000	1,150,000	0.40	May 2025
0.15	85,000	85,000	0.85	November 2025
0.15	300,000	300,000	1.30	April 2026
0.15	4,475,000	4,475,000	2.03	January 2027
0.84	5,380,000	1,776,656	2.67	August 2027
0.30	400,000	116,666	2.70	September 2027
0.39	600,000	550,000	2.88	November 2027
0.84	75,000	24,999	3.67	August 2028
0.93	500,000	-	4.00	December 2028
0.84	1,400,000	466,666	4.67	August 2029
0.51	15,365,000	9,944,987	2.36

14.2	Restricted Stock Units

The following table summarizes the restricted stock units movements for the three months ended March 31, 2025, and the year ended December 31, 2024:

	Number	Exercise price (CAD$)
Balance – December 31, 2023	-	-
Granted to service providers	454,200	0.83
Granted to employees	271,500	0.91
Balance – December 31, 2024	725,700	0.86
Granted to service providers	375,000	0.91
Granted to employees	859,375	0.91
Balance – March 31, 2025	1,960,075	0.86

14.2.1	Restricted Stock Units Granted

During the three months ended March 31, 2025, 1,234,375 restricted stock units were granted to employees and service providers (the year ended December 31, 2024 - 725,700 restricted stock units).

The fair value of the restricted stock units granted during the three months ended March 31, 2025 and the year ended December 31, 2024, was approximately $782,600 (CAD$1,123,281) and $445,971 (CAD$624,051), respectively.

The vesting terms of the restricted stock units granted during the three months ended March 31, 2025, are set out in the table below:

Number granted	Vesting terms
78,125	100% of the RSUs vest on June 30, 2025
1,156,250	100% of the RSUs vest on January 1, 2026
1,234,375

Pg 27 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of the restricted stock units granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
291,700	100% of the RSUs vest on January 1, 2025 60,000 100% of the RSUs vest on December 31, 2025
374,000	100% of the RSUs vest on January 1, 2026
725,700

14.2.2	Restricted Stock Units Issued and Outstanding

As at March 31, 2025, the following restricted stock units were issued and outstanding:

Exercise price (CAD$)	Restricted Stock Units outstanding	Remaining Contractual Life (years)	Vesting End Date
0.91	78,125	0.25	June 30, 2025
0.91	60,000	0.75	December 31, 2025
0.83	374,000	0.75	January 01, 2026
0.91	1,062,500	0.75	January 01, 2026
0.89	1,574,625	0.73

As at December 31, 2024, the following restricted stock units were issued and outstanding:

Exercise price (CAD$)	Restricted Stock Units outstanding	Remaining Contractual Life (years)	Vesting End Date
0.83	80,200	0.00	January 01, 2025
0.83	374,000	1.00	January 01, 2026
0.91	211,500	0.00	January 01, 2025
0.91	60,000	1.00	December 31, 2025
0.86	725,700	0.60

Pg 28 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the three months ended March 31, 2025, and March 31, 2024, are as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Accounts receivable	(416,666)	(342,263)
Interest receivable	-	(138,060)
Inventory and biological assets	(191,839)	(436,776)
Prepaid expenses	(415,441)	52,317
Accounts payable and accrued liabilities	(811,692)	255,257
Income tax payable	(364,825)	186,998
Uncertain tax position liability	209,538	-
Total	(1,990,925)	(422,527)

16.	SUPPLEMENTAL CASH FLOW DISCLOSURE

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Fair value of SV Shares and common shares issued to settle convertible debentures (Notes 12.1, 12.5 and 12.6)	2,705,443	712,419
Right-of-use assets acquired through leases (Note 7)	208,351	141,055

17.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2025, and March 31, 2024, the Company incurred the following related party transactions.

17.1	Transactions with Chief Executive Officer (“CEO”)

Through its wholly owned subsidiary, GRU Properties, the Company leases an outdoor grow property located in Trail, Oregon (“Trail”), owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $18,000 were incurred for the three months ended March 31, 2025 (for the three months ended March 31, 2024 – $18,000). The lease liability for Trail at March 31, 2025, was $51,715 (December 31, 2024 - $68,074).

During the year ended October 31, 2021, the Company leased an outdoor post-harvest facility located in Medford, Oregon (“Lars”), a facility which is beneficially owned by the CEO, with a term through June 30, 2026. Lease charges for Lars of $50,648 were incurred for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $49,173). The lease liability for Lars at March 31, 2025, was $240,541 (December 31, 2024 - $284,728).

Leases liabilities payable to the CEO were $292,256 in aggregate at March 31, 2025 (December 31, 2024 - $352,802), which are included in the lease liabilities balance of the Company as per Note 7.

Pg 29 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 subordinate voting shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. (Also see Note 23.1).

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. This balance is included in business acquisition payable (also see Note 5.1).

17.2	Transactions with Spouse of CEO

During the three months ended March 31, 2025, the Company incurred expenses of $25,384 for salary paid to the spouse of the CEO (for the three months ended March 31, 2024 - $25,000). At March 31, 2025, accounts and accrued liabilities payable to this individual were $2,308 (December 31, 2024 - $3,846).

During the three months ended March 31, 2025, the Company issued 15,000 restricted stock units to the spouse of the CEO. During the year ended December 31, 2024, the spouse of the CEO exercised 500,000 stock options into subordinate voting shares.

During the year ended December 31, 2024, the Company also issued 300,000 stock options. During the three months ended March 31, 2025, stock options and restricted stock units expense for the spouse of the CEO was $11,863 (for the three months ended March 31, 2024 - $nil).

17.3	Transactions with Michigan General Manager (‘GM”)

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan (“Morton”), with a lease term through December 2029. Lease charges of $63,000 were incurred during the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $54,000) The lease liability of Morton at March 31, 2025, was $1,154,502 (December 31, 2024 - $1,199,697). This lease balance is included in the lease liabilities balance of the Company as per Note 7.

Through its subsidiary, Golden Harvests, the Company also leased Morton annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $nil were incurred during the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $250,000). The lease liability of Morton Annex at March 31, 2025, was $nil (December 31, 2024 - $nil).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $1,644,695, which is included in the business acquisition payable balance of the Company as per Note 5, comprised of deferred cash payments of $2,000,000 plus true-up amounts. No distributions were paid to the GM during the three months ended March 31, 2025. Distributions of $530,000 and true-up amounts of $530,000 were paid to the GM during the year ended December 31, 2024.

The Company’s GM is also an equity investor in West NY and made contributions to equity in West NY of $650,000 during the year ended December 31, 2024.

Pg 30 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

17.4	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO; the Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”), GM and Senior Vice President (“SVP”) of the Company. The compensation to key management is presented in the following table:

	Three months ended	Three months ended
	March 31, 2025	March 31, 2024
	$	$
Salaries and consulting fees	230,885	213,100
Stock option and restricted stock unit expense	325,601	4,432
Total	556,486	217,532

Stock options and restricted stock units granted to key management personnel include the following. During the three months ended March 31, 2025, 1,115,150 restricted stock units were granted to the CEO, and 138,125 restricted stock units were granted to the CFO (three months ended March 31, 2024 – nil).

Accounts payable, accrued liabilities, and lease liabilities due to key management at March 31, 2025, totaled $1,443,894, of which $1,446,758 is included in lease liabilities as per Note 7, and $3,241 is included in accounts payable and accrued liabilities (December 31, 2024 - $1,834,412 of which $1,552,499 is included in lease liabilities, and $281,913 is included in accounts payable and accrued liabilities).

17.5	Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties:

	CEO	Director	GM	Total
	$	$	$	$
Balance – December 31, 2023	-	-	360,000	360,000
Borrowed	264,000	120,000	1,134,952	1,518,952
Interest	7,981	3,628	802,841	814,450
Payments	(48,839)	(22,200)	(594,800)	(665,839)
Balance – December 31, 2024	223,142	101,428	1,702,993	2,027,563
Interest	3,013	1,369	10,123	14,505
Payments	(18,315)	(8,325)	(16,200)	(42,840)
Balance – March 31, 2025	207,840	94,472	1,696,916	1,999,228

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.1). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 23.2); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $16,200 were made on the business acquisition consideration payable of $360,000 for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $16,200). Also see Note 5.1.

Pg 31 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director, comprised of an upfront cash payment of $30,000 and deferred cash payments of $120,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied.

With respect to business acquisition payable of $264,000 due to the CEO, principal payments of $15,468 and interest payments of $2,847 were made during the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $nil). Principal payments of $7,031 and interest payments of $1,294 were made on the business acquisition consideration payable of $120,000 due to the Director for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $nil). Also see Note 5.1.

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate present value consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. True-up payments of $43,289 and $nil were made on the business acquisition consideration payable of $1,134,952 for the three months ended March 31, 2025, and March 31, 2024, respectively. Also see Note 5.1.

17.6	Transactions with Directors

During the three months ended March 31, 2025, 375,000 restricted stock units were granted to independent Directors (for the three months ended March 31, 2024 – nil).

During the three months ended March 31, 2025, one independent Director surrendered a total of 93,750 restricted stock units.

During the three months ended March 31, 2025, the Company executed a lease with one of the Directors, Ryan Kee, for lights which were installed in the Airport facility. The lease is repaid in three installments as follows: $105,000 on October 1, 2025, $105,000 on October 1, 2026, and $42,623 on October 1, 2027. The lease has an expiration date of October 1, 2027.

Compensation to the board of directors during the three months ended March 31, 2025, was $3,656 (three months ended March 31, 2024 – $4,500).

17.7	Transactions with ABCO Garden State, LLC

Please see Note 6.1 for transactions relating to Other investments, which include ABCO, and see Notes 6.2.1, 6.2.2, 6.2.3 and 6.2.4 for promissory notes executed between the Company and ABCO.

During the three months ended March 31, 2025, GR Unlimited charged fees of $198,000 to ABCO under its consulting agreement (for the three months ended March 31, 2024, - $nil). This consulting revenue of $198,000 was included as part of the Company’s service revenues for the three months ended March 31, 2025, under its corporate segment reporting in Note 21.

Pg 32 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

18.	FINANCIAL INSTRUMENTS

18.1	Market Risk (Including Interest Rate Risk, Currency Risk and Other Price Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At March 31, 2025 and December 31, 2024, the Company’s exposure to interest rate risk relates to long term debt and finance lease obligations; each of these items bear interest at a fixed rate, except for two of its long-term debt which carries a floating rate of interest (see Notes 10.4 and 10.5).

18.1.2	Currency Risk

As at March 31, 2025, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$104,219 (December 31, 2024 - CAD$172,795). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At March 31, 2025 and December 31, 2024, the Company had $8,778,675 and $3,932,221 in excess of the FDIC insured limit, respectively.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

Pg 33 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

The carrying amount of cash, accounts receivable, notes receivable and prepaid expenses and other assets represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	March 31, 2025	December 31, 2024
	$	$
Cash	6,228,675	4,682,221
Restricted Cash	3,300,000
Accounts receivable	2,013,578	1,596,912
Notes receivable	10,798,599	9,803,604
Prepaid expenses and other assets	1,279,450	864,009
Total	23,620,302	16,946,746

The allowance for doubtful accounts at March 31, 2025, was $510,614 (December 31, 2024 - $420,614).

As at March 31, 2025, and December 31, 2024, the Company’s trade accounts receivable were aged as follows:

	March 31, 2025	December 31, 2024
	$	$
Current	631,839	624,736
1-30 days	751,325	429,973
31 days older	1,144,016	836,332
Total trade accounts receivable	2,527,180	1,891,041
GST/HST^	(2,988)	126,485
Provision for bad debt	(510,614)	(420,614)
Total accounts receivable	2,013,578	1,596,912

^	The GST/HST is a sales tax on supplies of most goods and services in Canada, as well as many supplies of real property and intangible personal property.

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended March 31, 2025 and March 31, 2024, there was no major customer that accounted for greater than 10% of revenues. There was no customer with an accounts receivable balance greater than 10% at March 31, 2024 (December 31, 2024 – no customer with an accounts receivable balance greater than 10%).

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At March 31, 2025, and December 31, 2024, the Company’s working capital accounts were as follows:

Pg 34 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

	March 31, 2025	December 31, 2024
	$	$
Cash	9,528,675	4,682,221
Current assets excluding cash	17,609,711	15,974,954
Total current assets	27,138,386	20,657,175
Current liabilities	(5,852,572)	(5,515,809)
Working capital	21,285,814	15,141,366

The contractual maturities arising from the Company’s liabilities over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years
	$	$	$
Accounts payable and accrued liabilities	1,758,761	-	-
Lease liabilities	845,563	1,392,767	3,037,504
Convertible debentures	1,683,022	-	-
Long-term debt^^	1,155,549	2,226,647	3,543,879
Business acquisition consideration payable	550,349	1,637,826	-
Total	5,993,244	5,257,240	6,581,383

^ ^	Long-term debt is net of unamortized financing costs of $213,373, of which $53,343, $106,687 and $53,343 are included in Year 1, Over 1 Year – 3 Years, and Over 3 Years, respectively.

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

18.4.1	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair value for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Pg 35 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at March 31, 2025, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,563,852
Warrants asset	Level 2	3,683,302

Financial Liabilities:
Derivative liabilities	Level 2	7,316,954

During the three months ended March 31, 2025, there were no transfers of amounts between levels.

The carrying values of the financial instruments at December 31, 2024, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,554,622
Warrants asset	Level 2	4,855,795

Financial Liabilities:
Derivative liabilities	Level 2	12,504,175

During the three months ended March 31, 2024, there were no transfers of amounts between levels.

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months ended March 31, 2025, and the three months ended March 31, 2024, are as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Office, banking, travel, and overheads	395,584	425,648
Professional services	285,870	167,001
Salaries and benefits	1,621,694	1,426,675
Total	2,303,148	2,019,324

Pg 36 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

20.	INCOME TAXES

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. Notwithstanding the foregoing, it is management’s expectation that the Company’s activities will be conducted in such a manner that income from operations will not be subjected to double taxation. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 - Income Taxes.

For the three months ended March 31, 2025, and March 31, 2024, income tax expense consisted of:

	March 31, 2025	March 31, 2024
	$	$
Current expense:
Federal	178,777	356,005
State	36,010	107,770
Total current expense:	214,787	463,775
Deferred expense (benefit):
Federal	13,103	(93,060)
State	23,102	(190)
Total deferred (benefit) expense:	36,205	(93,250)
Total income tax expense:	250,992	370,525

The difference between the income tax expense for the three months ended March 31, 2025, and March 31, 2024, and the expected income taxes based on the statutory tax rate applied to gain (loss) from operations before taxes are as follows:

	Three months ended
	March 31, 2025	March 31, 2024
	$	$
Gain (loss) from operations before taxes	1,331,535	(3,795,175)
Statutory tax rates	21.00%	28.94%
Expected income tax (recovery)	279,622	(1,098,182)
Change in statutory tax rates and FX rates	-	(24,037)
Share based compensation	106,594	-
State taxes, net of federal benefit	52,160	-
Nondeductible expenses	(477,815)	1,037,198
Deferral adjustments	170,258	186,272
Net operating loss	-	106,870
Fiscal year to calendar year adjustment	-	162,404
Uncertain tax position, inclusive of interest and penalties	120,173	-
Total income tax expense:	250,992	370,525

Pg 37 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

The following tax assets (liabilities) arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Deferred tax assets:
Property, plant and equipment	242,084	321,968
Allowance for doubtful accounts	102,822	137,096
Inventory	-	-
ROU Leases	211,356	249,862
Net Operating Loss Carryforward (federal)	-	-
Net Operating Loss Carryforward (state)	89,365	-
Deferred tax liabilities:
Inventory	(341,849)	(458,306)
Net deferred tax assets	303,778	250,620

The following table summarizes the uncertain tax position recognized net of certain deferred tax assets in the consolidated financial statements for the three months ended March 31, 2025:

$
Uncertain tax position inclusive of penalties and interest:
Balance – December 31, 2024	1,079,380
Additions based on tax positions related to the current year	115,482
Interest and penalties recorded in income tax expense	4,691
Balance – March 31, 2025	1,199,553

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment including leases, and have been offset against deferred income tax liabilities. As of March 31, 2025, the Company has estimated Canadian non-capital losses of CAD $9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2031 and 2043. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax benefit asset since it is not probable that sufficient taxable profits will be available for U.S. tax purposes to realize these deductible temporary differences.

Pg 38 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

The Company operates in various United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to income tax expense may result.

As at December 31, 2024, the Company recorded an uncertain tax liability of $1,079,380 for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E. The Company recorded additional uncertain tax liability of $120,173 for uncertain tax positions for the three months ending March 31, 2025. These uncertain tax positions, inclusive of penalties and interest, are included in Other non-current liabilities on the consolidated statements of financial position net of U.S. federal net operating loss carryforwards of $720,132.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions for the 2019 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

Pg 39 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

21.	CAPITAL DISCLOSURES

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

-	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

-	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

-	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of SV Shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company is subject to imposed capital requirements in relation to the $7,000,000 credit facility with Western Alliance Bank whereas $3,300,000 of the credit facility proceeds were classified as restricted cash in the unaudited condensed consolidated statements of financial position dated March 31, 2025. Subsequent to the unaudited condensed consolidated statements of financial position dated March 31, 2025, the $3,300,000 was released from escrow upon the Company’s remaining convertible debentures being converted in April 2025 such that the $3,300,000 is no longer considered restricted cash.

Under the credit agreement with WAB, the Company shall not permit the Fixed Charge Coverage Ratio to be less than 1.5 to 1.0 and shall not permit the Leverage Ratio to be more than 2.00 to 1.0, as of the last day of any fiscal quarter, commencing with the quarter ending December 31, 2024. Also see Note 10.5. Additionally, the Company shall not permit the aggregate balance of the Company’s deposit accounts with WAB as of the last day of any month to be less than (a) 70% of the balance of the loan at any time through December 31, 2027, or (b) 50% of the balance of the loan at any time commencing January 1, 2028.

The Company is also subject to imposed subordination requirements in relation to the $7,000,000 credit facility whereas WAB executed a subordination agreement with the Company’s GM such that the business acquisition payable due to the Company’s GM for the acquisition of an additional 20% interest in Golden Harvests shall be considered subordinate debt to the credit facility owed to WAB.

Pg 40 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

22.	SEGMENT REPORTING

For management purposes, the Group is organized into business units based on its products and services and has three reportable segments, as follows:

●	Oregon segment represents cannabis production and sales activities in Oregon.

●	Michigan segment represents cannabis production and sales activities in Michigan.

●	Corporate segment represents consulting services and activities at its U.S. Holding Company and activities outside Oregon and Michigan.

The Chief Operating Decision Maker (“CODM”) is the Company’s CEO and monitors the operating results of its business units separately on a monthly basis for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the unaudited condensed consolidated financial statements.

Geographical information relating to the Company’s activities is as follows.

Segments	Oregon	Michigan	Corporate	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at March 31, 2025	6,070,539	4,489,449	4,573,920	15,133,908
As at December 31, 2024	7,732,780	4,621,983	2,834,108	15,188,871

Three months ended March 31, 2025:
Net revenue[a]	2,873,347	2,505,116	198,000	5,576,463
Gross profit	986,084	1,072,459	198,000	2,256,543
Gross profit before fair value adjustments	1,048,783	1,406,159	198,000	2,652,942

Three months ended March 31, 2024:
Net revenue[b]	3,054,223	3,217,081	383,170	6,654,474
Gross profit	1,195,135	1,779,419	283,101	3,257,655
Gross profit before fair value adjustments	1,520,744	1,977,875	283,101	3,781,720

[a]	The revenue included under Corporate relates to the consulting agreement with ABCO Garden State, LLC.
[b]	The revenue included under Corporate relates to the consulting agreement with Vireo Growth.

Pg 41 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

23.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the three months ended March 31, 2025, and March 31, 2024, are as follows:

	March 31, 2025	March 31, 2024
	$	$
Balance, beginning of period	1,358,238	1,013,324
Non-controlling interest share of Golden Harvests	62,844	26,018
Acquisition of 43.48% of West New York	-	600,000
Non-controlling interest share of West New York	20,156	4,710
Balance, end of period	1,441,238	1,644,052

23.1	Non-controlling Interest in Golden Harvests and Canopy

	March 31, 2025	December 31, 2024
	$	$
Current assets	3,834,641	3,915,465
Non-current assets	4,782,671	4,971,045
Current liabilities	4,862,352	5,458,964
Non-current liabilities	1,377,856	1,388,944
Net income for the period attributed to non-controlling interest	62,844	(129,279)

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan, which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

In April of 2024, GR Unlimited acquired the remaining 13% membership units of Canopy. Following this acquisition of the additional 13% interest in Canopy, Canopy became wholly owned by GR Unlimited.

In April of 2024, Canopy acquired an additional 20% of the membership units of Golden Harvest. Following the acquisition of an additional 20% interest in Golden Harvest on April 24, 2024, Golden Harvest became 80% owned by Canopy.

23.2	Non-controlling Interest in West New York

	March 31, 2025	December 31, 2024
	$	$
Non-current assets	1,573,948	1,538,010
Net income for the period attributed to non-controlling interest	20,156	56,661

Pg 42 of 43

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in United States Dollars, unless otherwise indicated

24.	COMMITMENTS AND CONTINGENCIES

On September 22, 2022, the Securities Exchange Commission (“SEC”) issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of Securities Exchange Act of 1934 (“1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings and has recently filed a form F1 which is pending acceptance by the SEC. The Company anticipates that it will be able to waive this OIP after acceptance.

25.	SUBSEQUENT EVENTS

25.1	Conversion of the Remaining July Convertible Debentures

During April 2025, the remaining holders of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $3,300,000 at CAD$0.24 per share into 19,559,500 subordinate voting shares, thus resulting in savings of approximately $700,000 of interest payments.

25.2	Conversion of Stock Options

During April 2025, the Company issued 1,000,000 subordinate voting shares to three holders who opted to convert their exercise options. The Company received total proceeds of $339,803 in exchange for the exercises.

25.3	Release of Escrow for Western Alliance Bank Loan

On April 28, 2025, the principal amount that was classified as restricted cash for the Western Alliance Bank Loan was released from escrow such that the $3,300,000 is no longer considered restricted cash upon the remaining convertible debentures being converted in April 2025.

25.4	Receipt of Employee Retention Credit Proceeds

As at March 31, 2025, the company expected to receive proceeds of $632,332 during the second quarter of 2025 for the Employee Retention Credit and therefore classified these expected proceeds as a receivable in Other assets and as Other income in the unaudited condensed consolidated financial statements dated March 31, 2025. In April 2025, subsequent to the date of these unaudited condensed consolidated financial statements, the Company received these proceeds of $632,3312 from the IRS covering tax periods in 2020 and 2021.

Pg 43 of 43